SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                         POTOMAC ELECTRIC POWER COMPANY
                                (Name of Issuer)


                         Common Stock, $1.00 par value
                         (Title of Class of Securities)


                                   737679100
                                 (CUSIP Number)


                       BALTIMORE GAS AND ELECTRIC COMPANY

                               Charles W. Shivery
                   Vice President and Chief Financial Officer
                           Gas and Electric Building,
                                 Charles Center
                           Baltimore, Maryland 21201
                                 (410) 783-5000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                With a copy to:

                           Stephen R. Rusmisel, Esq.
                      WINTHROP, STIMSON, PUTNAM & ROBERTS
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 858-1442


                               September 22, 1995
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: |_|

Check the following box if a fee is being paid with this Statement:  |X|

                              (Page 1 of 20 Pages)

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                              (Page 2 of 20 pages)


                                  SCHEDULE 13D



         CUSIP No.  737679100





          1       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Baltimore Gas and Electric Company
                            52-0280210

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                         (b) |X|

          3       SEC USE ONLY

          4       SOURCE OF FUNDS

                          WC/OO


          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   |_|
                  PURSUANT TO ITEMS 2(d) OR 2(e)

                          N/A


          6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          State of Maryland


  NUMBER OF                         7     SOLE VOTING POWER
   SHARES                                 23,579,900*


BENEFICIALLY                        8     SHARED VOTING POWER
  OWNED BY                                0


    EACH                            9     SOLE DISPOSITIVE POWER
   PERSON                                 23,579,900*


    WITH                            10    SHARED DISPOSITIVE POWER
                                          0


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                              (Page 3 of 20 pages)



         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          23,579,900*

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                       o

                          N/A


         13       PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

                          19.9%


         14       TYPE OF REPORTING PERSON

                          CO


*        Beneficial ownership disclaimed.  See Item 5 below.


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                              (Page 4 of 20 pages)



Item 1.  Security and Issuer.

                  The class of equity securities to which this Statement relates is the common stock, $1.00 par value ("PEPCO Common Stock"), of Potomac Electric Power Company, a District of Columbia and Commonwealth of Virginia corporation ("PEPCO"), which has its principal executive offices at 1900 Pennsylvania Avenue, N.W., Washington, D.C. 20063.

Item 2.  Identity and Background.

                  This Statement is being filed by Baltimore Gas and Electric Company, a Maryland corporation ("BGE"), which conducts its principal business and maintains its principal office at Liberty and Lexington Streets, Baltimore, Maryland 21201. BGE and its subsidiaries are engaged in utility operations and related businesses through BGE. BGE is primarily engaged in the business of producing, purchasing, and selling electricity, and purchasing, transporting, and selling natural gas within the State of Maryland. BGE is also qualified to do business in the District of Columbia and the Commonwealth of Pennsylvania. BGE is engaged in diversified businesses primarily through two wholly owned subsidiaries, Constellation Holdings, Inc. and its subsidiaries and BGE Home Products & Services, Inc. and its subsidiary, Maryland Environmental Systems, Inc.
                  The name, business address, present principal occupation or employment and citizenship of each executive officer and director of BGE are set forth in Schedule A hereto which is incorporated herein by reference.


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                              (Page 5 of 20 pages)



                  During the past five years, neither BGE nor, to the best of its knowledge, any of BGE's executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Concurrently with entering into the Merger Agreement
(defined in Item 4 below), BGE was granted the Option (defined in Item 4 below). None of the triggering events permitting the exercise of the Option have occurred as of the date of this Schedule 13D. In the event that the Option becomes exercisable and BGE wishes to purchase for cash the PEPCO Common Stock subject thereto, BGE will fund the exercise price from working capital or through other sources, which could include borrowings.

Item 4.  Purpose of Transaction.

                  BGE, PEPCO and RH Acquisition Corp., a Maryland corporation ("Newco"), the outstanding capital stock of which is owned 50% by BGE and 50% by PEPCO, have entered into an Agreement and Plan of Merger, dated as of September 22, 1995 (the "Merger Agreement"), which provides for a strategic business combination involving BGE and PEPCO (the "Merger"). The Merger, which was



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                              (Page 6 of 20 pages)


unanimously approved by the Boards of Directors of BGE and PEPCO, is expected to close by the early part of 1997 after all of the conditions to the consummation of the Merger, including obtaining applicable regulatory approvals, are met or waived.
                  The Merger Agreement, the related Stock Option Agreements (as defined below), and the joint press release issued in connection therewith, are incorporated herein by reference to Exhibits (2)-1, (2)-2, (2)-3, and (99-1), respectively, to BGE's Current Report on Form 8-K dated and filed with the Securities and Exchange Commission (the "SEC") on September 27, 1995. The descriptions of the Merger Agreement and the Stock Option Agreements set forth herein do not purport to be complete and are qualified in their entirety by the provisions of the Merger Agreement and the Stock Option Agreements, as the case may be.
                  Under the terms of the Merger Agreement, BGE and PEPCO will each be merged with and into Newco, with Newco being the surviving corporation. A new name will be selected for Newco in the near future. At the effective time of the Merger (the "Effective Time"), each outstanding share of common stock, no par value, of BGE ("BGE Common Stock") shall be converted into a right to receive one share of common stock, no par value, of Newco ("Newco Common Stock"). Each outstanding share of PEPCO Common Stock shall be converted into a right to receive 0.997 shares of Newco Common Stock. As of August 31, 1995, BGE had 147.5 million common shares outstanding and PEPCO had 118.5 million common shares outstanding. Each outstanding share of each series of BGE Preferred
Stock, $100.00 par value, shall be converted into one share of the respective series of preferred


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                              (Page 7 of 20 pages)


stock of Newco ("Newco Preferred Stock"), $100 par value, with equal stated value and dividends and like redemption provisions and other terms and conditions. Each outstanding share of each series of BGE Preference Stock, $100.00 par value, shall be converted into a right to receive one share of the respective series of preference stock, $100 par value, of Newco ("Newco Preference Stock") with equal stated value and dividends and like redemption and other terms and conditions. Each outstanding share of PEPCO Preferred Stock, $50.00 par value, shall be converted into one share of the respective series of Newco Preferred Stock, $50 par value, with equal stated value and dividends and like redemption provisions and other terms and conditions. (See Article II of the Merger Agreement.)

                  The conversion of PEPCO Common Stock at the Effective Time into shares of Newco Common Stock is expected to cause PEPCO Common Stock to cease to be quoted on the New York Stock Exchange, and to make PEPCO Common Stock eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It is anticipated that Newco Common Stock will be traded on the New York Stock Exchange, and listing on the New York Stock Exchange of Newco Common Stock issuable in connection with the Merger, subject to notice of issuance, is a condition precedent to the consummation of the Merger.

                  Newco will adopt BGE's dividend policy. The annual dividend at the expected 1997 closing date is expected to be $1.67 per share of Newco Common Stock. BGE currently pays $1.56


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                              (Page 8 of 20 pages)


annually per share of common stock and PEPCO currently pays $1.66 annually per share of common stock.

                  The Merger is subject to customary closing conditions, including, without limitation, the receipt of required shareholder approvals of BGE and PEPCO; and the receipt of all necessary governmental approvals and the making of all necessary governmental filings, including approvals of the utility regulators in the District of Columbia, Maryland and certain other states, the approval of the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission, and the filing of the requisite notification with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of applicable waiting periods thereunder. The Merger is also subject to receipt of opinions of counsel that the Merger will qualify as a tax-free reorganization, and assurances from the parties' independent accountants that the Merger will qualify as a pooling of interests for accounting purposes. In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed with the SEC with respect to Newco Common Stock, Newco Preferred Stock, and Newco Preference Stock to be issued in the Merger. (See Article VIII of the Merger Agreement.) Shareholder meetings to vote upon the merger are expected to be held in early 1996.
                  The Merger Agreement contains certain covenants of the parties pending the consummation of the Merger. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not increase dividends on


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                              (Page 9 of 20 pages)


common stock beyond specified levels, and may not issue any capital stock beyond certain limits. The Merger Agreement also requires consent from both BGE and PEPCO for either to make, among other things, certain charter and bylaw amendments; capital expenditures, acquisitions, dispositions, or incurrence of indebtedness above specified levels; and certain increases in employee compensation and benefits. (See Article VI of the Merger Agreement.)

                  The Merger Agreement provides that, after the Effective Time, the corporate headquarters and principal executive offices of Newco will be located in the Annapolis, Maryland area and Newco will maintain significant operations in the District of Columbia and Baltimore, Maryland. Newco's Board of Directors, which will be divided into three classes, will consist of a total of 16 directors, 9 of whom will be designated by BGE and 7 of whom will be designated by PEPCO. Mr. Edward F. Mitchell, the current Chairman of the Board and Chief Executive Officer of PEPCO, will serve as Chairman of Newco's Board of Directors until one year from the Closing. Mr Christian H. Poindexter, the current Chairman of the Board and CEO of BGE, will serve as Chief Executive Officer of Newco until the date when Mr. Mitchell ceases to be Chairman of the Board, at which time Mr. Poindexter will assume the additional role of Chairman of the Board. Mr. Edward A. Crooke, the current President of BGE, will serve as Vice Chairman of Newco from the Effective Time and Chairman of the Board of Newco's diversified business subsidiaries. Mr. John M. Derrick, Jr., the current President of PEPCO, will serve as


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                             (Page 10 of 20 pages)


President and Chief  Operating  Officer of Newco from the Effective  Time.  (See
Article VII of the Merger Agreement.)

                  The Merger Agreement may be terminated in certain circumstances, listed below. Where indicated, termination results in the payment of expenses and termination fees in the amounts listed below as liquidated damages, provided that the liquidated damages, when added to the aggregate amount which could be payable by BGE or PEPCO upon a required purchase of the options granted pursuant to the Stock Option Agreements (defined below), may not exceed $125 million in the aggregate. (See Article IX of the Merger Agreement). Such circumstances include (i) by mutual consent of the parties (no liquidated damages); (ii) by any party if the Merger is not consummated by March 31, 1997 (provided, however, that such termination date shall be extended to March 31, 1998 if all conditions to closing the Merger, other than the receipt of certain statutory approvals by any of the parties, have been satisfied by March 31, 1997 (no liquidated damages)); (iii) by any party if BGE's or PEPCO's shareholders vote against the Merger ($85 million liquidated damages if the vote follows a third-party offer of the type described below in clause (vii) that has not been rejected by the target and its Board and withdrawn by the third party; otherwise no liquidated damages); (iv) by any party if any state or federal law or court order prohibits the Merger (no liquidated damages); (v) by a non-breaching party if there exists a material breach of any material representation or warranty contained in the Merger Agreement, or any material breach of any covenant or agreement, and such breach is not cured within twenty (20) days after notice


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                             (Page 11 of 20 pages)


($10 million liquidated damages); (vi) by either party if the Board of Directors of the other party shall withdraw or adversely modify its approval or recommendation of the Merger ($85 million liquidated damages); or (vii) by either party, under certain circumstances, as a result of a third-party tender offer or business combination proposal which such party's board of directors determines in good faith that their fiduciary duties requires be accepted, after the other party has first been given an opportunity to make adjustments in the terms of the Merger Agreement so as to enable the Merger to proceed ($85 million liquidated damages). (See Article IX of the Merger Agreement.)

                  Concurrently with entering into the Merger Agreement, BGE and PEPCO entered into reciprocal stock option agreements each granting the other, for no additional consideration, an irrevocable option to purchase, under certain circumstances, up to that number of shares of common stock of the other company which equals 19.9% of the number of shares of the common stock of the other company outstanding on August 31, 1995 (the "Stock Option Agreements"). Specifically, under the PEPCO Stock Option Agreement, PEPCO granted BGE an irrevocable option to purchase (the "Option"), up to 23,579,900 shares (subject to adjustment for changes in capitalization) of PEPCO Common Stock at an exercise price of $21.225 per share (the "Exercise Price") under certain circumstances if the Merger Agreement becomes terminable by BGE as a result of PEPCO's breach and as a result of PEPCO becoming the subject of a third-party proposal for a business combination. The Exercise Price is payable, at BGE's election, either in cash or shares of BGE Common Stock. If the Option


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                             (Page 12 of 20 pages)


becomes exercisable, BGE may request PEPCO to repurchase from BGE all or any portion of the Option (or if the Option is exercised, to repurchase from BGE all or any portion of the acquired shares of PEPCO Common Stock) at the price specified in the PEPCO Stock Option Agreement.

                  Each party to the Stock Option Agreements agreed to vote, prior to September 22, 2000 (the "Expiration Date"), any shares of capital stock of the other party acquired by such party pursuant to the Stock Option Agreements or otherwise beneficially owned by such party on each matter submitted to a vote of stockholders of such other party for and against such matter in the same proportion as the vote of all other stockholders of such other party is voted for and against such matter.

                  The Stock Option Agreements provide that prior to the Expiration Date, neither BGE nor PEPCO shall sell, assign, pledge or otherwise dispose of or transfer the shares they acquire pursuant to the Stock Option Agreements (collectively, the "Restricted Shares") except as otherwise provided in the Stock Option Agreements. In addition to the repurchase rights mentioned above, subsequent to the termination of the Merger Agreement, the parties have the right to have such shares of the other party registered under the Securities Act of 1933, as amended, for sale in a public offering, unless the issuer of the shares elects to repurchase them at their then market value. The Stock Option Agreements also provide that, following the termination of the Merger Agreement, either party may sell any Restricted Shares pursuant to a tender or exchange offer approved or recommended, or otherwise determined to be fair and in the


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                             (Page 13 of 20 pages)


best interests of such other party's shareholders, by a majority of the Board of Directors of such other party.

                  Except as set forth in this Item 4 and as otherwise contemplated by the Merger Agreement and the PEPCO Stock Option Agreement, neither BGE nor, to the best of its knowledge, any of BGE's executive officers or directors, has any other present plans or proposals which would result in or relate to any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

                  (a)-(b) By reason of the PEPCO Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, BGE may be deemed to have sole voting power and dispositive power with respect to the PEPCO Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 23,579,900 shares of PEPCO Common Stock, or approximately 19.9% of the PEPCO Common Stock outstanding on September 22, 1995 assuming exercise of the Option. However, BGE expressly disclaims any beneficial ownership of the 23,579,900 shares of PEPCO Common Stock which are obtainable by BGE upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof. Furthermore, even if events did occur which rendered the Option exercisable, BGE believes it would be a practical impossibility to obtain the regulatory approvals necessary to acquire shares of PEPCO Common Stock pursuant to the Option within 60 days.


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                             (Page 14 of 20 pages)


                  Except as set forth on Schedule B, neither BGE nor, to the best of BGE's knowledge, any of the individuals named in Schedule A hereto, owns any PEPCO Common Stock.

                  (c) Except as set forth above, neither BGE nor, to the best of BGE's knowledge, any of the individuals named in Schedule A hereto, has effected any transaction in the PEPCO Common Stock during the past 60 days.

                  (d) So long as BGE has not purchased the PEPCO Common Stock subject to the Option, BGE does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the PEPCO Common Stock.

                  (e) Inapplicable.

Item 6.           Relationships With Respect to Securities of the Issuer.

                  The Merger Agreement contains certain customary restrictions on the conduct of the business of PEPCO pending the Merger, including certain customary restrictions relating to the PEPCO Common Stock. Except as provided the Merger Agreement, or the PEPCO Stock Option Agreement or as set forth herein, neither BGE, nor, to the best of BGE's knowledge, any of the individuals named in Schedule A hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of PEPCO, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


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                             (Page 15 of 20 pages)


Item 7.  Material to be Filed as Exhibits.

Schedule the following exhibits by reference to the filing set forth below:

(2)-1 Agreement and Plan of Merger by and among Baltimore Gas and Electric Company, Potomac Electric Power Company, and RH Acquisition Corp. dated as of September 22, 1995. (Exhibit (2)-1 to BGE's September 27, 1995 Form 8-K.)

(2)-2 PEPCO Stock Option Agreement by and between Baltimore Gas and Electric Company and Potomac Electric Power Company, dated as of September 22, 1995. (Exhibit
                           (2)-3 to BGE's September 27, 1995 Form 8-K.)

(2)-3 BGE Stock Option Agreement by and between Baltimore Gas and Electric Company and Potomac Electric Power Company, dated as of September 22, 1995 (Exhibit
                           (2)-2 to BGE's September 27, 1995 Form 8-K.)

(99)-1 Joint Press Release of Baltimore Gas and Electric Company and Potomac Electric Power Company, dated September 25, 1995. (Exhibit (99)-1 to BGE's September 27, 1995 Form 8-K).


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                             (Page 16 of 20 pages)


                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct. Dated: October 2, 1995

                                             BALTIMORE GAS AND ELECTRIC COMPANY

                                             By: /s/CHARLES W. SHIVERY
                                                 ----------------------
                                                 Charles W. Shivery
                                                 Vice President and Chief
                                                   Financial Officer


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                             (Page 17 of 20 pages)


                                   SCHEDULE A

                  The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of BGE. Each of the directors and executive officers of BGE is a citizen of the United States. Each of the executive officer's business address is Liberty and Lexington Streets, Baltimore, Maryland 21203, unless otherwise indicated.


Name and Business Address                       Present Principal Occupation
-------------------------
Directors of BGE
----------------
H. Furlong Baldwin                              Chairman of the Board and
Mercantile Bankshares                           Chief Executive Officer
Corporation
P.O. Box 1477
Baltimore, MD 21203
(2 Hopkins Plaza, 2nd Flr.
Baltimore, MD 21201)

Beverly B. Byron
4000 Cathedral Avenue
Washington, DC 20016

J. Owen Cole                                    Chairman of the Executive
First Maryland Bancorp                          Committee
P.O. Box 1596
Baltimore, MD 21203
(25 S. Charles Street
Baltimore, MD 21201)

Dan A. Colussy                                  Chairman, President & Chief
UNC Incorporated                                Executive Officer
175 Admiral Cochrane Dr.
Annapolis, MD 21401-7394

Edward A. Crooke                                President and Chief Operating
Baltimore Gas and Electric                      Officer
Company
P.O. Box 1475
Baltimore, MD 21203

James R. Curtiss                                Partner
Winston & Strawn
1400 L Street, N.W.
Washington, DC 20005-3502


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                             (Page 18 of 20 pages)


Jerome W. Geckle                                Chairman of the Board (Ret.)
PHH Corporation
P.O. Box 305
Maryland Line, MD 21105
(Hand Deliveries Only:
1007 Harris Mill Road
Maryland Line, MD 21105

Martin L. Grass                                 President and Chief Operating
Rite Aid Corporation                             Officer
P.O. Box 3165
Harrisburg, PA 17105
(Hand Deliveries Only:
30 Hunter Lane
Camp Hill, PA 17011)

Dr. Freeman A. Hrabowski, III                   President
University of Maryland
Baltimore County
5401 Wilkens Avenue
Catonsville, MD 21228

Nancy Lampton                                   Chairman and Chief Executive
American Life and Accident                       Officer
 Insurance Company of Kentucky
3 Riverfront Plaza
Louisville, Kentucky 40202

George V. McGowan                               Chairman of the Executive
Baltimore Gas and Electric                       Committee
 Company
P.O. Box 1475
Baltimore, MD 21203

Christian H. Poindexter                         Chairman of the Board and
Baltimore Gas and Electric                       Chief Executive Officer
 Company
P.O. Box 1475
Baltimore, MD 21203

George L. Russell, Jr.                          Partner
Piper & Marbury
1100 Charles Center South
36 South Charles Street
Baltimore, MD 21201

Michael D. Sullivan                             Chairman of the Board
Lombardi Research Group, LLC
106 Old Court Road
Suite 303
Baltimore, MD 21208


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                             (Page 19 of 20 pages)


Executive Officers of BGE
-------------------------
Christian H. Poindexter                         Chairman of the Board and
                                                 Chief Executive Officer

Edward A. Crooke                                President and Chief Operating
                                                 Officer

Bruce M. Ambler                                 President and Chief Executive
                                                 Officer of Constellation
                                                 Holdings, Inc.

George C. Creel                                 Senior Vice President
                                                 Generation

Thomas F. Brady                                 Vice President
                                                 Customer Service and
                                                 Distribution

Herbert D. Coss, Jr.                            Vice President
                                                 Gas

Robert E. Denton                                Vice President
                                                 Nuclear Energy

Carserlo Doyle                                  Vice President
                                                 Electric Interconnection and
                                                 Transmission

Jon M. Files                                    Vice President
                                                 Management Services

Ronald W. Lowman                                Vice President
                                                 Fossil Energy

G. Dowell Schwartz, Jr.                         Vice President
                                                 General Services

Charles W. Shivery                              Vice President
                                                 Finance and Accounting,
                                                 Chief Financial Officer and
                                                 Secretary

Joseph A. Tiernan                                Vice President
                                                  Corporate Affairs

Stephen F. Wood                                  Vice President
                                                  Marketing and Sales


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                             (Page 20 of 20 pages)


                                   SCHEDULE B


Name                      Shares Owned                     Percentage of Class
----                      ------------                     -------------------
Jon M. Files              100                              Less than one percent
                                                           (.00008%)


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                             (Page 21 of 20 pages)


                       BALTIMORE GAS AND ELECTRIC COMPANY
                                  SCHEDULE 13D
                                 EXHIBIT INDEX


Exhibit
Number                     Document
-------                    --------
(2)-1                      Agreement  and Plan of Merger by and among  Baltimore
                           Gas and  Electric  Company,  Potomac  Electric  Power
                           Company,   and  RH  Acquisition  Corp,  dated  as  of
                           September  22,  1995.  (Incorporated  by reference to
                           Exhibit (2)-1 to BGE's September 27,
                           1995 Form 8-K.)

(2)-2 PEPCO Stock Option Agreement by and between Baltimore Gas and Electric Company and Potomac Electric Power Company, dated as of September 22, 1995. (Incorporated by reference to Exhibit (2)-3 to BGE's September 27, 1995 Form 8-K.)

(2)-3 BGE Stock Option Agreement by and between Baltimore Gas and Electric Company and Potomac Electric Power Company, dated as of September 22, 1995. (Incorporated by reference to Exhibit (2)-2 to BGE's September 27, 1995 Form 8-K.)

(99)-1 Joint Press Release of Baltimore Gas and Electric Company and Potomac Electric Power Company, dated September 25, 1995. (Incorporated by reference to Exhibit (99)-1 to BGE's September 27, 1995 Form 8-
                           K).

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